July 12, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (250) 991-9316

Daniel B. O`Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia
V8T 5G4, Canada


Re: 	Flexible Solutions International, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
Filed June 27, 2005
	File No. 333-124751
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Form 10-QSB for Fiscal Quarter Ended March 31, 2005
	File No. 1-31540


Dear Mr. O`Brien:

      We have reviewed your filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3 filed May 9, 2005
General

1. We note your response to our prior comment 1. Prior to the acquisition, Donlar was engaged in the development, manufacture and marketing of biopolymers. You acquired, through auction, substantially all of the assets of Donlar. Prior to the acquisition of these assets in June 2004, you were not involved in the
businesses
in which Donlar was engaged. Only after the acquisition did you begin to develop and market your own TPA biopolymer products. Exhibit C in your response to prior comment 19 states that the polymer segment was formed after the acquisition of certain assets of
Donlar Corporation in June 2004.  We also note disclosure on page
I-9
of your registration statement referring to the "acquisition of Donlar Corporation" as well as your press release dated May 27, 2004 included as Exhibit 99.1 to your Form 8-K filed June 1, 2004 stating that you are "acquring [sic] all of the assets of Donlar Corp. . . .."
The following additional items were also noted in your response:
* In the acquisition, you acquired 52 U.S. and 139 international patents and a 58,700 square-foot manufacturing plant;
* You re-hired 9 of the 16 individuals employed by Donlar at the time of acquisition, of which 1 employee is a salesman involved in the sales of biopolymers; and
* You acquired all of Donlar`s trade names in connection with the business.

Given the guidance of Rule 11-01(d) of Regulation S-X, it is unclear how you determined you did not acquire a business.

Please provide the financial statements for the business acquired pursuant to Item 310(c) of Regulation S-B and corresponding pro forma financial information required pursuant to Item 310(d) of Regulation
S-B. Please also file a Form 8-K with the required information. In addition, you will need to amend this Form S-3 to a form on which you are eligible to register.

Cover

2. Please revise your prospectus to reflect your share price as of a reasonably practicable date. Please similarly revise the calculation of outstanding shares for determining percentage of beneficial ownership in your Selling Shareholders table that appears on page
I-
14.

Risk Factors, page I-6
We are subject to credit risk and may be subject to substantial write-offs . . ., page I-9

3. It is unclear to us how sales to an increased number of customers could lead to substantial write-offs if one or more customers defaults, as it would appear that your vulnerability to a single default would decrease as the number of customers increases. Please revise your discussion to clarify how you are more susceptible to bad debt write-offs as a result of expanding your customer base.

Our products can be hazardous if not handled, stored and used properly . . ., page I-10

4. Please clarify the meaning of "costly litigation" under this heading. Do you mean any litigation?



Exhibit 23

5. Please also provide a consent from Cinnamon Jang Willoughby &
Company.  Refer to Item 601(b)(23) of Regulation S-B.

Form 10-KSB for the Year Ended December 31, 2004
Liquidity and Capital Resources, page 15

6. We note your response to our prior comment 20. Please expand your liquidity section to discuss the expected sources and uses of cash for at least the following 12 month period based on the requirements of Item 303 of Regulation S-B and SEC Release 33-8350. Please also discuss the types of financing that are, or are reasonably likely to be, available and address the potential consequences of not obtaining additional funding.

Note 1.  Basis of Presentation, page 23

7. We note your response to our prior comment 25. Please provide the disclosures required by paragraphs 51, 52, 54, and 55 of SFAS 141 as previously requested. You state that despite the presence in certain press releases and the Form S-3 of implied values of the intangible property acquired by you from Donlar, you have not ascribed any value to the patents or other intangible assets contained in your consolidated financial statements. Given that paragraph 37 of SFAS
141 requires you to allocate the purchase price to all assets acquired and liabilities assumed, provide us with a detailed explanation as to how your accounting complies with SFAS 141.

Note 2. Significant Accounting Policies
f) Revenue Recognition, page 25

8. We note your response to our prior comment 27 and your proposed revised disclosure in Exhibit H. Please disclose the nature of your post-delivery obligations. Please also specifically refer to customers` right to return products which they are unable to sell. Please disclose how you recognize revenue in these arrangements as well as how this revenue recognition policy complies with SAB Topic
13:A.

Note 7. Investments, page 28

9. We note your response to our prior comment 30. Please disclose how you accounted for the option to purchase a 20% interest in Tatko
Inc subsequent to your acquisition of this option. Your explanation should refer to the accounting literature used to determine the appropriate accounting. Given the lawsuit you filed against Tatko, please disclose what steps you have taken to ensure that the carrying value of your option to purchase a 20% interest in Tatko is realizable.

Note 10. Net Income (Loss) Per Share, page 30

10. We note your response to our prior comment 31. For the year ended December 31, 2003 and December 31, 2004, please disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period.

Note 11. Stock Options, page 31

11. We note your response to our prior comment 32. Please provide us with a detailed explanation as to how your accounting of the issuance of these stock options to consultants as well as the cancellation of these stock options complies with the EITF 96-18 and EITF 00-18. Otherwise, please explain to us how you determined it is not appropriate to use this guidance to account for these options.

Note 15. Contingencies, page 34

12. We note your response to our prior comment 36 and your proposed revised disclosure in Exhibit L. For each matter, please tell us whether or not it is probable that a loss has been incurred. Please disclose the amount accrued. For each matter, please also tell us whether or not it is reasonably possible that a loss or an additional loss may have been incurred. If so, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.












      You may contact Marie Trimeloni, Staff Accountant, at (202) 551-3734 or Nudrat Salik, Senior Staff Accountant, at (202) 551-3692
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-
3742
with any other questions.  Alternatively, you may contact me at
(202)
551-3760.


Sincerely,



Pamela A. Long
Assistant Director



cc:	Andrew B. Serwin, Esq. (via facsimile 619/234-3510)
      Foley & Lardner LLP
      402 W. Broadway, Suite 2300
      San Diego, California 92101-3542

Paul A. Stewart, Esq. (via facsimile 415/434-4507)
      Foley & Lardner LLP
      One Maritime Plaza, Sixth Floor
      San Francisco, California 94111-3409

      Deepak Nanda, Esq. (via facsimile 310/557-8475)
      Foley & Lardner LLP
      2029 Century Park East, Suite 3500
      Los Angeles, California 90067
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Daniel B. O'Brien
Flexible Solutions International, Inc.
July 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE